Filed Pursuant to Rule 433
Registration Numbers 333-134553
333-134553-04

May 8, 2007

LEHMAN BROTHERS HOLDINGS, INC./LEHMAN BROTHERS HOLDINGS CAPITAL TRUST VIII

FINAL MCAPS TERMS
Lehman Brothers Holdings, Inc.
$500,000,000
Floating Rate Mandatory Capital Advantaged Preferred Securities (“MCAPS”SM)
Lehman Brothers Holdings Capital Trust VIII

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (“LBHI”) and Lehman Brothers Holdings Capital Trust VIII (the “Trust”)

MCAPS:	Each MCAPS is a unit with a stated amount of $1,000 and initially will consist of:

•       a stock purchase contract obligating holders of Floating Rate MCAPS to purchase on the stock purchase date one depositary share representing 1/100th of a share of LBHI’s Non-Cumulative Perpetual Preferred Stock, Series H, $100,000 liquidation preference per share on the stock purchase date, and

• a trust preferred security of the Trust with a liquidation amount of $1,000

Size:	$500,000,000 in the aggregate.

MCAPS Distribution Rate:

Until the stock purchase date, payable quarterly on each February 28, May 31, August 31 and November 30, commencing on August 31, 2007 at a floating annual rate of 3-month LIBOR (as defined in the Prospectus) plus 0.83% comprised of the stock purchase contract payment rate and the distribution rate on the trust preferred securities

Stock Purchase Contract
Payment Rate:

Payable quarterly in arrears on each February 28, May 31, August 31 and November 30, commencing August 31, 2007, accruing from May 17, 2007 at a rate per year of 0.15% of the stated amount of $1,000 through the stock purchase date

Distribution Rate on Trust
Preferred Securities:

Payable quarterly in arrears on each February 28, May 31, August 31 and November 30, commencing August 31, 2007, accumulating from May 17, 2007 at a floating annual rate of 3-month LIBOR plus 0.68% of the stated amount of $1,000 through the stock purchase date. The underlying junior subordinated debentures have the same interest rate and payment dates.

Distribution Rate on Trust
Preferred Securities
in Failed Remarketing:	Quarterly floating rate of 3-month LIBOR plus 0.84% per annum, accruing from stock purchase date. The underlying junior subordinated debentures have the same interest rate and payment dates.

Reset Caps on
Remarketing of Junior
Subordinated
Debentures:

The fixed rate reset cap will be the prevailing market yield, as determined by the remarketing agent, of the benchmark U.S. treasury security having a remaining maturity that most closely corresponds to the period from such date until the earliest date on which the junior subordinated debentures may be redeemed at LBHI’s option in the event of a successful remarketing, plus 350 basis points, or 3.50% per annum

The floating rate reset cap will be 300 basis points, or 3.00% per annum

Distribution Rate on Treasury
MCAPS:

Payable quarterly in arrears on each February 28, May 31, August 31 and November 30, commencing August 31, 2007, accumulating from May 17, 2007 at a rate per year of 0.15% of the stated amount of $1,000 per Treasury MCAPS plus “excess proceeds distribution” as described in the Prospectus

Dividend Rate on
Preferred Stock:

For any dividend period from and after the stock purchase date, a rate per annum equal to the greater of (x) three-month LIBOR for the related dividend period plus 0.83% and (y) 4.00%, provided that if the Preferred Stock is issued prior to May 31, 2012, dividends will be payable quarterly in arrears on each February 28, May 31, August 31 and November 30 at a rate per annum equal to 3-months LIBOR and 0.83% until May 31, 2012

Redemption Price in Tax Event
and Rating Agency Event:

Greater of (i) 100% of the principal amount of the junior subordinated debentures to be redeemed and (ii) as determined by the quotation agent described in the Prospectus, the sum of the present values of the scheduled payments of principal and interest on the junior subordinated debentures to be redeemed that would have accrued from the redemption date to May 31, 2012 (assuming they are redeemed at par on such date), discounted on a semi-annual basis to the date on which the notes are to be redeemed assuming a 360-day year consisting of twelve 30-day months, at the “adjusted treasury rate” described in the Prospectus plus 0.50%, plus, in either case, accrued interest on the junior subordinated debentures to be redeemed

Redemption Price in Capital
Treatment Event:	100% of principal amount plus accrued and unpaid interest

Offering Price,
Underwriting Discount and
Proceeds to Lehman:	Initial Public Offering Price: $1,000 per MCAPS, $500,000,000 in the aggregate

Underwriting Discount: $15 per MCAPS, $7,500,000 in the aggregate

Proceeds to LBHI: $985 per MCAPS, $492,500,000 in the aggregate

Dealer Concession:	Not in excess of 1% of the principal amount of MCAPS

Reallowance:	Not in excess of 0.25% of the principal amount of the MCAPS on sales to certain other dealers

Trade Date:	May 8, 2007

Settlement Date:	May 17, 2007 (T+7)

Underwriters:	Lehman Brothers Inc.

BBVA Securities, Inc.
BNY Capital Markets, Inc.
Banc of America Securities LLC
Calyon Securities (USA) Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
ING Financial Markets LLC
Loop Capital Markets, LLC
Mizuho Securities USA Inc.
Samuel A. Ramirez & Co., Inc.
SG Americas Securities, LLC
SunTrust Capital Markets, Inc.
Utendahl Capital Partners LP.
Wachovia Securities
Wells Fargo Securities, LLC

CUSIP for Normal MCAPS:	52517PZ95

CUSIP for Treasury MCAPS:	52517P2B6

CUSIP for Trust Preferred
Securities:	52517P2D2

Listing:

We intend to list the Normal MCAPS on the New York Stock Exchange. In the event that sufficient numbers of Normal MCAPS are converted to Treasury MCAPS, the liquidity of Normal MCAPS could decrease and, if the number of Normal MCAPS falls below the applicable requirements for listing on the New York Stock Exchange, the Normal MCAPS could be delisted or trading in the Normal MCAPS could be suspended.

Certain Tax Matters:

Lehman Brothers Holdings, Inc. intends to treat the junior subordinated debentures as “variable rate debt instruments. However, there are no regulations, rulings, or other authorities that address the United States federal income tax treatment of debt instruments that are substantially similar to the junior subordinated debentures, and their treatment under these rules is unclear. If the IRS were to successfully challenge this position, the timing, amount and character of your income could be adversely affected.

Concurrent Offering:

Concurrently with the offering of the MCAPS, LBHI and Lehman Brothers Holdings Capital Trust VII are issuing $1,000,000,000 5.857% Mandatory Capital Advantaged Preferred Securities (“MCAPS”SM) pursuant to the Prospectus

Repayment of the MCAPS is not protected by any Federal agency or by the Securities Investor Protection Corporation.

Terms are used in this term sheet with the meanings assigned to them in the Preliminary Prospectus, dated May 8, 2007, included in the registration statement referred to above. Each reference to the Trust in that Prospectus shall be deemed to refer to Lehman Brothers Holdings Capital Trust VIII